    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1998
                                                     REGISTRATION NO. __________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  NOVAVAX, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                              22-2816046
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                     8320 GUILFORD ROAD, COLUMBIA, MD 21046
                                 (301) 854-3900
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               RICHARD F. MARADIE
                                  NOVAVAX, INC.
                               8320 GUILFORD ROAD
                               COLUMBIA, MD 21046
                                 (301) 854-3900

    (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                 With a copy to:

                              DAVID A. WHITE, ESQ.
                             WHITE & MCDERMOTT, P.C.
                          65 WILLIAM STREET, SUITE 209
                               WELLESLEY, MA 02181
                                 (781) 431-1700

       Approximate date of commencement of proposed sale to the public: As soon as practicable and from time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.  [   ]


                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------
                                      Proposed Maximum   Proposed Maximum
Title of Securities   Amount to       Offering Price     Aggregate Offering   Amount of
to be Registered      be Registered   Per Share          Price                Registration Fee
----------------------------------------------------------------------------------------------
Common Stock          2,206,350
($.01 par value)      shares (1)      $ 5.09 (2)         $11,230,321.50       $3,312.94

(1) Includes (i) shares of Common Stock to be issued upon conversion of the Company's Series A Custom Convertible Preferred Stock (the "Series A Preferred Stock") and (ii) an indeterminate number of additional shares of Common Stock as may from time to time become issuable upon conversion of the Series A Preferred Stock by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.

(2) Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low sale prices on February 12, 1998, as reported by the American Stock Exchange.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                  NOVAVAX, INC.
                  CROSS REFERENCE SHEET PURSUANT TO ITEM 501(b)
               OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF
                    INFORMATION REQUIRED BY ITEMS OF FORM S-3


FORM S-3 REGISTRATION
STATEMENT ITEM AND HEADING                           LOCATION IN PROSPECTUS
--------------------------                           ----------------------

 1. Forepart of Registration Statement
    and Outside Front Cover Page of
    Prospectus...............................        Facing Page of Registration
                                                     Statement; Cross-Reference
                                                     Sheet; Outside Front Cover
                                                     Page of Prospectus
 2. Inside Front and Outside Back
    Cover Pages of Prospectus................        Inside Front Cover and
                                                     Outside Back Cover of
                                                     Prospectus; Available
                                                     Information; Incorporation
                                                     by Reference
 3. Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges.......        Risk Factors; Available
                                                     Information
 4. Use of Proceeds..........................        Use of Proceeds
 5. Determination of Offering Price..........        *
 6. Dilution.................................        *
 7. Selling Security Holders.................        Selling Stockholders
 8. Plan of Distribution.....................        Plan of Distribution
 9. Description of Securities to be Registered       *
10. Interests of Named Experts and Counsel...        Legality of Common Stock;
                                                     Experts
11. Material Changes.........................        *
12. Incorporation of Certain Documents
    by Reference.............................        Incorporation of Certain
                                                     Documents by Reference
13. Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities   Indemnification

---------------------------
* Item is omitted because it is either not required or inapplicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 17, 1998

                                   PROSPECTUS
                                  NOVAVAX, INC.
                2,206,350 SHARES OF COMMON STOCK ($.01 PAR VALUE)
                        ---------------------------------

       This Prospectus relates to the offer and sale of shares (the "Shares") of Novavax, Inc. (the "Company" or "Novavax") Common Stock, $.01 par value, issuable upon conversion of the Company's Series A Custom Convertible Preferred Stock (the "Series A Preferred Stock") acquired by certain persons listed herein as "Selling Stockholders" (the "Selling Stockholders") on January 28, 1998, consisting of up to 2,206,350 shares of Common Stock to be issued upon conversion of the Series A Preferred Stock and an indeterminate number of additional shares of Common Stock as may from time to time become issuable upon conversion of the Series A Preferred Stock by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"). The Shares may be offered by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer. The Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock have been and will be issued in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. See "Recent Developments," "Selling Stockholders," and "Plan of Distribution." The Shares are being registered by the Company pursuant to registration rights granted to the Selling Stockholders.

       The Shares may be offered and sold by the Selling Stockholders from time to time in open market or privately negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

       None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions) in connection with the registration and sale of the Shares being offered by the Selling Stockholders, estimated at $34,000. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act.

       The Common Stock of the Company is listed for quotation on the American Stock Exchange under the symbol NOX. On February 12, 1998, the closing sale price of the Common Stock, as reported by the American Stock Exchange, was $5.13 per share.

       The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commission or discounts under the Securities Act.

         ---------------------------------------------------------------

AN INVESTMENT IN THE SECURITIES REGISTERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 9.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE
IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

         ---------------------------------------------------------------

                The date of this Prospectus is February 17, 1998.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

       1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

       2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

       3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997;

       4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997;

       5. The Company's definitive Proxy Statement, dated April 8, 1997 relating to the Annual Meeting of Stockholders held on May 15, 1997; and

       6. The description of the Common Stock contained in the Company's Registration Statement on Form 10, File No. 0-26770 filed on September 14, 1995, filed pursuant to Section 12(b) of the Exchange Act.

       All reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities covered by this Prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, except for certain exhibits to such documents. Requests should be directed to the principal executive offices of the Company, 8320 Guilford Road, Columbia, MD 21046, Attention: Brenda L. Fugagli, Vice President, Finance, telephone: (301) 854-3900.

                              AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison

Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically by the Company since May 1996 at the following address: http://www.sec.gov. The Company has filed with the Commission in Washington, D.C. a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits thereto.

       The Company's Common Stock is listed on the American Stock Exchange. Reports, proxy and information statements and other information concerning the Company can be examined at the American Stock Exchange Inc., 86 Trinity Place, New York, New York 10006.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       Certain statements under the captions "The Company," "Recent Developments" and "Risk Factors" contained in this Prospectus or as may otherwise be incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Forward-looking statements include, but are not limited to, statements regarding future product development and related clinical trials and statements regarding future research and development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions; competition; technological advances; ability to obtain rights to technology; ability to obtain and enforce patents; ability to commercialize and manufacture products; results of preclinical studies; results of research and development activities; business abilities and judgment of personnel; availability of qualified personnel; changes in, or failure to comply with, governmental regulations; ability to obtain adequate financing in the future; and other factors referenced in this Prospectus. See "Risk Factors." All forward-looking statements included in this document are based on information available to the Company on the date hereof and the Company assumes no obligation to update any such forward-looking statements.

                                   THE COMPANY

       Novavax, Inc. ("Novavax" or the "Company") is a biopharmaceutical company focusing on the research and development of proprietary topical and oral drug delivery technologies and the applications of those technologies. The Company's technology platforms involve the use of proprietary microscopic organized lipid structures as vehicles for the delivery of a wide variety of drugs and other therapeutic products, including certain hormones, anti-bacterial and anti-viral products and vaccine adjuvants. The Company's three lead product candidates are ESTRASORB(TM), a topical estrogen cream, ANDROSORB(TM), a topical testosterone cream and Helicore(TM), an oral anti-bacterial preparation for the treatment of Helicobacter pylori infection.

All three products are in various stages of clinical and pre-clinical trials as set forth below:

       - The Company has completed pre-clinical and human safety studies for both ESTRASORB and ANDROSORB.

       - The Company is nearing completion of an ESTRASORB multiple dose, dose ranging study and a multiple dose, placebo-controlled pharmacokinetic study.

       - The Company is currently completing a multiple dose pharmacokinetic study with ANDROSORB which began in the third quarter of 1997.

       - The Company currently has several formulations of Helicore in pre-clinical and human safety studies.

THE NOVAVAX TECHNOLOGY PLATFORMS

       Novavax has developed proprietary topical and oral drug delivery technologies using organized lipid structures (collectively, the "Novavax Technologies"). To date, the Company has utilized its technology in the development of Novasome lipid vesicles and micellar nanoparticles, which are sub-micron size lipid structures that also possess encapsulation capabilities. These structures may help with targeted delivery and controlled release. The Company believes its technologies may allow for the delivery of a wide variety of drugs and other therapeutics in a more cost effective manner than phospholipid liposomes and other delivery vehicles. Its technologies may be preferred over other transdermal delivery systems because of the potential reduction in side effects, primarily skin irritation. Additionally, future applications may show advantages over injectable delivery technologies which may be invasive, inconvenient and/or painful.

       Most commercial liposomes are composed of delicate phospholipids. Due to their inherent lack of stability and carrying capacity limitations, a limited number of drugs may be used with phospholipid liposomes. While capable of encapsulating certain (principally water soluble) drugs, phospholipid liposomes have a number of significant disadvantages including their expense and the need to use potentially hazardous organic solvents in their manufacture. In addition, the standard, multi-step phospholipid manufacturing process yields relatively small quantities of liposomes.

Novasome(R) lipid vesicles

       Novasome lipid vesicles are proprietary organized lipid structures in which drugs or other materials can be encapsulated for delivery into the body topically or orally. Novasome lipid vesicles are made using the Company's patented manufacturing process from a variety of readily available chemicals called amphiphiles, which include fatty alcohols and acids, ethoxylated fatty alcohols and acids, glycol esters of fatty acids, glycerol fatty acid mono and diesters, ethoxylated glycerol fatty acid esters, glyceryl ethers, fatty acid diethanolamides and dimethyl amides, fatty acyl sarcosinates, "alkyds" and phospholipids. In December 1995, the Company entered into a licensing agreement with IGI, Inc. ("IGI"), the Company's former parent, entitling IGI to the exclusive use of the Novavax Technologies in certain fields. Currently, IGI uses Novasome lipid vesicles in a wide variety of cosmetic applications, including products sold by Estee Lauder and Revlon. The Company retains all rights to Novasome lipid vesicle technologies for use in pharmaceuticals.

Micellar Nanoparticles

       Micellar nanoparticles ("MNPs") are submicron-sized, water miscible lipid structures that have different structural characteristics and are generally smaller than Novasome lipid vesicles. MNPs, like Novasome lipid vesicles, are derived from amphiphile molecules.

       Novavax scientists have demonstrated the ability to incorporate alcohol soluble drugs and pesticides, vaccine adjuvants, proteins, whole viruses, flavors, fragrances and colors into MNPs. MNPs have the ability to entrap ethanol or methanol soluble drugs and to deliver certain of these drugs through intact skin. The MNP formulations used for the transdermal delivery of drugs have cosmetic properties like creams and lotions. There may be inherent advantages over injectable delivery systems, which may be more invasive and/or inconvenient, and patch transdermal delivery systems, which may cause skin irritation.

NOVAVAX PRODUCT CANDIDATES

Topical Drug Delivery

       The Company is using its micellar nanoparticle technology in the development of ESTRASORB, a cream designed for the delivery of 17B estradiol (estrogen) through the skin. Estrogen replacement therapy is currently used worldwide by menopausal (and post-menopausal) women to prevent osteoporosis, cardiovascular disease and other menopausal symptoms (e.g. "hot flashes"). Current estrogen replacement products include oral tablets or, more recently, transdermal patches. Oral estrogen tablets, however, have been associated with side effects primarily resulting from fluctuating blood hormone levels. Because of these side effects, transdermal patches for estrogen replacement were developed. While these patches help reduce blood hormone fluctuations, they may cause skin irritation and patient inconvenience associated with wearing and changing an external patch.

       The Company believes that ESTRASORB may offer several advantages over existing therapies used for estrogen replacement. ESTRASORB is a lotion that may be applied to the skin much like a typical cosmetic cream. The Company believes ESTRASORB will be able to deliver a continuous amount of estrogen to the patient without the fluctuations in blood hormone levels associated with oral tablets. In addition, ESTRASORB does not contain materials that may cause the skin irritation associated with transdermal patches.

       In 1995, the Company completed preclinical testing of ESTRASORB in a primate model. Results of this study demonstrated that ESTRASORB can be utilized to deliver estradiol through intact skin with maintenance of therapeutic serum estradiol levels for six days after a single topical application. Based on these results, the Company initiated a Phase I human trial of ESTRASORB involving 10 symptomatic menopausal women. In this study, each woman received a single topical application of ESTRASORB. This study was completed in the fourth quarter of 1996 with no significant adverse experiences noted. The Company is in the process of completing two additional human studies with ESTRASORB. The first is a multiple-dose, dose ranging, pharmacokinetic study begun in the second quarter of 1997. The second is a multiple-dose, pharmacokinetic, placebo controlled study begun in the third quarter of 1997 and currently being completed.

       In September 1996, the Company completed the animal testing of ANDROSORB (testosterone) in its MNP transdermal drug delivery platform. In these tests, peak blood levels of testosterone were approximately three times higher than testosterone dissolved in ethanol. After a single topical cream application, peak serum levels of testosterone were as high as 35 nanograms per milliliter and persisted in the therapeutic range for 48 hours. The Company completed the human safety studies and submitted the results to the FDA in the third quarter of 1997. A multiple dose, pharmacokinetic human study which began in the third quarter of 1997 is currently being completed.

       Testosterone replacement therapy is currently used by males who are testosterone deficient as a result of either primary or secondary hypogonadism. Testosterone in males is required to maintain sexual function and libido, maintain lean body mass, increase hemoglobin synthesis and maintain bone density. Current testosterone replacement therapy products include deep intramuscular injections or transdermal patches. The injections require frequent visits to a physician and may be associated with pain at the injection site and abscess. The transdermal patches may cause skin irritation and patient inconvenience associated with wearing and changing two to three external patches per day.

       The Company believes that ANDROSORB may offer several advantages over current testosterone replacement therapies. ANDROSORB is a lotion that may be applied to the skin. This would eliminate the need for intramuscular injections. In addition, ANDROSORB does not contain materials that may cause the skin irritation associated with transdermal patches.

       The Company has developed several other applications of technology in its MNP transdermal drug delivery technology platform. These product applications are for hormone replacement therapies and are in various stages of development and pre-clinical testing. The applications include Lo-ANDROSORB(TM), PROGESTSORB(TM), ALPROSORB(TM) and PROESTRASORB(TM), each of which is briefly described below:

       - Lo-ANDROSORB(TM) - a low dose testosterone replacement therapy for women.

       -    PROGESTSORB(TM) - a progesterone replacement therapy for women.

       - ALPROSORB(TM) - a cream designed for the delivery of Prostaglandin E(1) for men suffering from erectile dysfunction.

       - PROESTRASORB(TM) - a combination progesterone and estrogen hormone replacement therapy for women.

The Company believes its MNP and other technologies are suitable for the delivery of additional alcohol soluble drugs.

Helicore Microbicidal Preparations

       The Company has developed proprietary lipid structure formulations that it is using in the development of a non-antibiotic anti-bacterial preparation for the treatment of Helicobacter pylori ("H. pylori") infection in humans. H. pylori was recognized in 1994 by the National Institutes of Health as a causative agent of peptic ulcer disease, antral gastritis and certain types of gastric cancer. It is estimated that 30-80 million adults in the U.S. are infected with H. pylori. Each year the treatment of complications of H. pylori infections (i.e. peptic ulcer disease) in the U.S. alone costs in excess of five billion dollars. Current therapies for the treatment of H. pylori include the use of antibiotics alone or antibiotics in combination with drugs that inhibit acid production in the stomach. Problems associated with such therapies include, but are not limited to, cost, toxicity, failure to sufficiently eradicate all the bacteria, and acquired resistance to the antibiotic.

       In 1995 the Company began to test formulations of Helicore(TM) in both animal studies and human safety studies. Results from studies completed in 1996 were submitted to the FDA. A multiple-dose, dose ranging study which began in the second quarter of 1997 is currently being completed. Additional pre-clinical studies on various formulations are still in process.

Vaccine Adjuvants

       Adjuvants are substances that make vaccines more effective. The Company believes that certain of its organized lipid structures (e.g., Novasome lipid vesicles and MNPs) may provide effective and safe adjuvant carrier systems for a variety of vaccines. The Company believes both Novasome lipid vesicles and MNPs may be used as vaccine adjuvants and protective carriers in a variety of circumstances, including: (i) encapsulation and protection of delicate antigenic materials from destruction by the body's normal enzymatic processes; (ii) encapsulation of toxic materials, such as endotoxins and other potent toxins, for gradual releases, thereby providing protection of the body from the toxin while generating an immune response to the toxic antigen; (iii) presentation of small peptide antigens to elicit a heightened cellular immune response; and (iv) delivery of genes and other molecules into targeted cells.

       The Company has entered into several research contracts to provide vaccine products, services, and adjuvant technologies. These contracts accounted for $229,678 of revenue for the nine months ended September 30, 1997.

Patents

       The Company has 45 issued and 8 pending United States patents and 53 issued and 73 pending international patents covering the composition, manufacture and use of its organized lipid structures and related technologies.

Incorporation and Spin-off

       The Company was incorporated in Delaware in 1987. Its principal executive offices are currently located at 8320 Guilford Road, Columbia, Maryland. On December 12, 1995, the Company's former parent, IGI, Inc., distributed its majority interest in Novavax to the IGI stockholders (the "Distribution").

                               RECENT DEVELOPMENTS

      The primary focus of Novavax is the development of human pharmaceuticals and drug delivery technologies. Historically, the focus of the Company was on the development of human vaccines, vaccine adjuvants, drug delivery technologies (such as ESTRASORB and ANDROSORB) and anti-infective pharmaceuticals (such as Helicore). Novavax has developed several oral vaccines, two of which (ECOVAX 0157(TM) and Shigella flexneri 2a) completed Phase I human studies. The Company's three lead product candidates are ESTRASORB(TM), a topical estrogen cream, ANDROSORB(TM), a topical testosterone cream, and Helicore(TM), an oral anti-bacterial preparation for the treatment of Helicobacter pylori infections. These products are in various phases of development. The Company has completed animal and human safety studies for both ESTRASORB and ANDROSORB and has other clinical studies underway. Currently, several formulations of Helicore are in animal and human safety studies.

      Although the Company began development of its pharmaceutical product candidates later than, and as byproducts of, its vaccine development, its primary emphasis is now on these pharmaceutical product candidates for the following reasons:

       -    Much larger potential markets

       -    Lower estimated clinical development costs

       -    Measurements of clinical efficacy are more easily defined

       - Current financial resources do not permit concurrent development of both multiple vaccine and pharmaceutical programs

      Consistent with prudent use of the Company's limited cash resources, the clinical development programs for both oral active vaccine immunization programs have been presently suspended in favor of the development of its three lead pharmaceutical product candidates. The Company submitted clinical study plans for ESTRASORB, ANDROSORB and Helicore to the FDA in 1997. Those studies are in various stages of completion. The Company has the potential, dependent upon future capital, to develop other human pharmaceutical products utilizing its proprietary drug delivery platform technologies. It has several such products in various stages of pre-clinical development.

Issuance of Series A Custom Convertible Preferred Stock

      On January 23, 1998, the Company entered into Subscription Agreements (the "Subscription Agreements") with each of the named Selling Stockholders to effectuate the private placement (the "Private Placement") of 6,500 shares of the Series A Preferred Stock. The closing of the sale of the Series A Preferred Stock occurred on January 28, 1998 (the "Issuance Date") at an aggregate purchase price of $6,500,000. The Company received the proceeds therefor and paid Diaz & Altschul Capital, LLC a fee of $425,233 in consideration for its services as placement agent. The Shares being registered hereunder represent shares underlying the 6,500 shares of the Series A Preferred Stock issued to the Selling Stockholders pursuant to the Subscription Agreements. The Series A Preferred Stock, with a purchase price of $1,000 per share, is convertible into shares of Common Stock at a conversion price equal to (i) during a period of 90 days following the Issuance Date, 100% of the lowest arithmetic average of the lowest sale price of the Common Stock on each of two consecutive trading days during the 25 consecutive trading days immediately preceding the conversion date as reported on the American Stock Exchange (the "Two Day Average Trading Price") or (ii) during the period on and after the date which is 91 days after the Issuance Date, 94% of the Two Day Average Trading Price (the "Conversion Price"). The Conversion Price has a ceiling price of $6.33 per share and, within the first 180 days after the Issuance Date, applicable floor prices based on conversion dates.

                                  RISK FACTORS

      In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information appearing in or incorporated by reference in this Prospectus.

      Early Stage of Product Development. Novavax has not yet completed the development of any products and has not begun to generate any revenue from the commercialization of products. All of Novavax's potential products are in research, development or early-stage clinical trials. The development of products, if any, will require significant additional research, development, preclinical and clinical testing, regulatory approval and investment prior to commercialization, which may never occur. None of Novavax's pharmaceuticals or other products is expected to be commercially available for at least several years.

      Success in the pharmaceuticals market depends on Novavax's ability to complete satisfactorily the development of pharmaceuticals based on the Novavax Technologies that will be safe and efficacious and will have benefits not available in competitive products; and no assurance can be given that it will be successful in doing so. Novavax's potential products are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that Novavax's approach will not be successful; that any or all of Novavax's potential products will be found to be unsafe, ineffective or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances; that the potential products, if safe and effective, will be difficult to develop into commercially viable products or manufacture on a large scale, be uneconomical to market, or fail to obtain acceptance by the medical community; that proprietary rights of third parties will preclude Novavax from marketing such products; or that third parties will market superior or equivalent products. There can be no assurance that any of these products will be successfully developed and, whether produced by Novavax or by its licensees or partners, will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

      Absence of Revenue from Products. Novavax's future growth will depend on its ability to commercialize its Novavax Technologies for human pharmaceutical applications. To date, despite entering into research contracts to provide vaccine products, services and adjuvant technologies, Novavax has not generated any revenue from the sale of pharmaceuticals. During the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, Novavax incurred net losses of $5,690,036, $8,494,358, $5,494,985, and $3,482,481 respectively. The losses have resulted from expenses incurred in the Company's research and development programs, protection of intellectual property and, to a lesser extent, from other general, administrative and operating expenses. Novavax expects cumulative losses will increase in the near-term as it conducts additional clinical trials and seeks regulatory approval for its product candidates. Payments from collaborative partners, if any, and investment income are expected to be the only sources of revenue for the foreseeable future and revenues from commercial sales of products are not expected for a number of years, if at all. There can be no assurance that the Company will be successful in entering into strategic alliances or collaborative arrangements that will result in significant revenues. Novavax expects to continue to incur substantial operating losses unless and until such time, if ever, as product sales, licensing fees and royalty payments generate sufficient revenue to fund its continuing operations. The time required to reach profitability is highly uncertain. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

      Additional Financing Requirements and Access to Capital. Novavax will require substantial funds to continue its research and development, future preclinical and clinical trials, regulatory approvals, establishment of commercial-scale manufacturing capabilities, and marketing its products. Novavax's capital requirements depend on numerous factors, including but not limited to the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in Novavax's existing research relationships, the ability of Novavax to establish collaborative arrangements, the development of commercialization activities and arrangements, and the purchase of additional facilities and capital equipment. Novavax estimates that its existing cash resources, together with the net proceeds of the Private Placement, will only be sufficient to finance its operations at its current level for approximately 18-24 months. There can be no assurance, however, that such estimate will be correct. Novavax will seek to obtain additional funds for these purposes through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies or from other sources. If additional funds are raised by issuing equity securities of Novavax, dilution to then existing stockholders may result. There can be no assurance that additional funding or bank financing will be available at all or on acceptable terms to permit successful commercialization of the Novavax Technologies and products. If adequate funds are not available, Novavax may be required to significantly delay, reduce the scope of or eliminate one or more of its research or development programs, or seek other alternatives to avoid insolvency, including arrangements with collaborative partners or others that may require Novavax to relinquish rights to certain of its technologies, product candidates or products.

      Uncertainty of Patents and Proprietary Rights. Although Novavax has 45 issued and 8 pending United States patents and 53 issued and 73 pending international patents, its success will depend, in large part, on its ability to maintain its existing patents, obtain new patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent Novavax's rights. Novavax has U.S. and foreign patent rights covering its Novavax Technologies, including its Novamix production equipment. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent and Trademark Office or enforced by the Federal courts. Thus, there can be no assurance that any of Novavax's existing patents will not be challenged or future patent applications will result in the issuance of patents, that Novavax will develop additional proprietary products that are patentable, that any patents issued to Novavax will provide Novavax with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede the ability of Novavax to do business or that third parties will not be able to circumvent Novavax's patents. Furthermore, there can be no assurance that others will not independently develop or duplicate similar technology or products, or, if patents are issued to Novavax, design around the patents issued to Novavax. The failure of the Company or its licensors to obtain or maintain patent protection for the Company's products could have a material adverse effect on the Company.

      Novavax may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms acceptable to Novavax. If Novavax does not obtain such licenses, it could encounter delays in product introductions, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, Novavax could incur substantial costs in defending itself in suits brought against Novavax on patents it might infringe or in filing suits against others to have such patents declared invalid.

      Some of Novavax's know-how and technology may not be patentable. To protect its rights, Novavax requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for Novavax's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, Novavax's business may be adversely affected by competitors who independently develop competing technologies, especially if Novavax obtains no, or only narrow, patent protection.

      Technological Change and Competition. The pharmaceutical industry is subject to rapid and substantial technological change and intense competition. Competitors of Novavax in the United States and abroad are numerous and include, among others, both large and small pharmaceutical companies, biotechnology firms, universities and other research institutions. There can be no assurance that Novavax's competitors will not succeed in developing technologies and products that are more effective than any which are being developed by Novavax or which would render Novavax's technologies and products obsolete or noncompetitive. Most of these competitors have substantially greater financial and technical resources and production and marketing capabilities than Novavax. In addition, many of Novavax's competitors have significantly greater experience than Novavax in conducting preclinical testing and clinical trials of human pharmaceuticals and obtaining FDA and other regulatory approvals of products for use in health care. Accordingly, Novavax's competitors may succeed in obtaining FDA approval for products more rapidly than Novavax. If Novavax commences significant commercial sales of any products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience.

      Need to Establish Collaborative Commercial Relationships; Dependence on Partners. Novavax's business strategy for its products is to enter into strategic alliances or licensing arrangements with corporate partners, primarily pharmaceutical companies, relating to the development and commercialization of certain products incorporating the Novavax Technologies for commercialization outside the United States. There can be no assurance that Novavax will be able to negotiate acceptable collaborative arrangements, that such collaborations will be available to Novavax on acceptable terms, that any such relationships, if established, will be scientifically or commercially successful or that any collaborative partner will have economic motivation to continue funding provided for under any such agreements or that such collaboration will be successful. Novavax expects that under certain of these arrangements, the collaborative partner will have the responsibility for conducting human clinical trials and the submission for regulatory approval of the product candidate with the appropriate regulatory agencies. Should the collaborative partner fail to develop a marketable product, Novavax's business may be adversely affected. There can be no assurance that Novavax's collaborative partners will not be pursuing alternative technologies either on their own or in collaboration with others, including Novavax's competitors, as a means for developing treatments for the diseases targeted by these collaborative programs. Novavax's business also will be affected by the success of its corporate partners in marketing any successfully developed products within the geographic areas in which such partners are granted marketing rights. Novavax may retain manufacturing rights for some of the products that it develops and licenses pursuant to arrangements with corporate partners. However, there can be no assurance that Novavax will be able to retain such rights on acceptable terms, if at all, or that Novavax will have the ability to produce the quantities of product required under the terms of such arrangements. Novavax's royalties from sales of products licensed to collaborators, if any, may be less than the revenues Novavax could have generated had it commercialized and marketed products itself.

      Attraction and Retention of Key Employees and Scientific Collaborators. Novavax is highly dependent on the principal members of its scientific and managerial staff, the loss of whose services could have a material adverse effect on Novavax. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to Novavax's success. There can be no assurance that Novavax will be able to attract and retain such personnel on acceptable terms given the competition among numerous pharmaceutical companies, universities and non-profit research institutions for experienced scientists. Novavax's anticipated growth and expansion into areas and activities requiring additional expertise such as clinical testing, governmental approvals, production and marketing, are expected to place increased demands on Novavax's resources. These demands are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could materially adversely affect Novavax's business.

      Limited Manufacturing Capability. The development and manufacture of Novavax's products are subject to current good laboratory practices ("GLP") and good manufacturing practices ("GMP") requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. Novavax currently has the ability to produce quantities of Novasome lipid vesicles sufficient to support its current needs. Novavax also has the ability to produce quantities of its products sufficient to support its current research and development and early-stage clinical trial needs. However, Novavax will need to acquire additional manufacturing facilities and improve its manufacturing technology in order to meet the volume and cost requirements for later clinical trials and commercial production of its own pharmaceuticals if it elects to do so. If Novavax decides to establish additional manufacturing facilities, doing so will require substantial additional funds, the hiring and retention of significant additional personnel and compliance with extensive regulations applicable to such facilities. There can be no assurance that Novavax will be able to obtain or manufacture such products in a timely fashion at acceptable quality and prices, that it or its suppliers can comply with GLP or GMP, as applicable, or that it or its suppliers will be able to manufacture an adequate supply of product. If Novavax relies on collaborators, licensees or contract manufacturers for the commercial manufacture of its products, the Company will have only limited control over the commercial manufacturing of its products. There can be no assurance that Novavax will be able to enter into any such manufacturing arrangements on acceptable terms, if at all. If the Company is not able to enter into commercial manufacturing agreements or develop its own commercial manufacturing capacity, it could encounter delays in introducing its products into certain markets, or find that the manufacture of its products in these markets is adversely affected. There can be no assurance that the parties to the Company's future commercial manufacturing agreements will perform their obligations as expected, or that any revenue will be derived from these commercial manufacturing agreements.

      Absence of Sales and Marketing Experience. Novavax expects to commercialize and sell certain of its products through co-marketing arrangements with third parties. In addition, Novavax may build a small targeted direct sales group for products in markets that can be accessed with a small to medium size sales force, if and when such products approach FDA marketing approval. To date, though, Novavax has had no experience in sales, marketing or distribution of its products. In order to market its products directly, Novavax would need to develop a marketing staff and sales force with technical expertise. There can be no assurance that Novavax will be able to build such a marketing staff or sales force, that the cost of establishing such a marketing staff or sales force will not exceed any product revenue or that Novavax's direct sales and marketing efforts will be successful. In addition, if Novavax succeeds in bringing one or more products to market, it may compete with other companies that currently have extensive and well-funded marketing and sales operations. There can be no assurance that Novavax's marketing and sales efforts would compete successfully against such other companies. To the extent Novavax enters into co-marketing arrangements, any revenue received by Novavax will be dependent on the efforts of third parties and there can be no assurance that such efforts will be successful.

      Government Regulation; Uncertainty of Clinical Trials. The production and marketing of Novavax's products and ongoing research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. Prior to marketing, any human pharmaceuticals developed by Novavax must undergo rigorous preclinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the FDA and foreign regulatory agencies. These processes can take many years and require the expenditure of substantial resources. The rate of completion of clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the Company's ability to manage the clinical trial, the proximity of patients to clinical sites and the eligibility criteria for the study. Several factors, such as delays in planned patient enrollment, may result in increased costs and delays or termination of clinical trials prior to completion, which could have a material adverse effect on Novavax. Clinical trials generally must meet requirements for institutional review board oversight and informed consent, as well as regulatory agency prior review, oversight and good clinical practice requirements. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in the policies of regulatory authorities for drug approval during the period of product development and regulatory review of each submitted new drug application or product license application. Novavax may be required to demonstrate that the proposed product represents an improved form of treatment over existing therapies. Novavax has limited experience in conducting and managing the preclinical and clinical trials necessary to obtain government approvals. There can be no assurance that the results of such clinical trials will be consistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials will be consistent with those obtained in earlier phases. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. There also can be no assurance that any human pharmaceutical products will be shown to be safe and efficacious or that regulatory approval for any such product will be obtained on a timely basis, if at all. Delays in obtaining regulatory approvals would adversely affect the marketing of products developed by Novavax and Novavax's ability to receive product revenue or royalties. Moreover, if regulatory approval of a drug is granted, such approval is likely to entail limitations on the indicated uses for which it may be marketed. Further, even if such regulatory approval is obtained, a marketed drug and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. There can be no assurance that Novavax will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing its products. Existing or additional government regulation could prevent or delay regulatory approval of Novavax's products or affect the pricing or marketing of such products.

      Quarterly Fluctuations of Operating Results. Novavax's quarterly operating results are likely to vary significantly depending on factors such as the timing of new license agreements, the results of preclinical or clinical trials, the timing of collaborative agreements for the development of products, the timing of significant orders and the introduction of products by Novavax. Novavax's expense levels are based in part on its expectations as to future revenue. If revenue levels are below expectations, operating results will be adversely affected. Novavax believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. As a result of the foregoing factors, it is likely that in some future quarters, Novavax's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of Novavax's Common Stock could be materially adversely affected.

      Product Liability. Although Novavax is not currently a party to any product liability litigation, the testing, manufacturing, marketing and sale of human medical products entail potential product liability risks, including claims made by consumers, health care providers, pharmaceutical companies or others selling such products. There can be no assurance that substantial product liability claims will not be asserted against Novavax. Novavax currently has limited product liability coverage for the clinical research use of its product candidates. Novavax does not have product liability insurance for the commercial sale of its potential product candidates but intends to obtain such coverage if and when its products are commercialized. Such insurance, however, is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. No assurance can be given that product liability insurance can be maintained in the future at a reasonable cost or in sufficient amounts to protect Novavax against losses due to liability. An inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the continued commercialization of Novavax's products. In addition, a product liability claim in excess of relevant insurance coverage, if any, or a product recall could have a material adverse effect on Novavax's business, financial condition and results of operations.

      Hazardous Materials. Novavax's development and commercial activities may involve the controlled use of hazardous materials, chemicals, viruses, bacteria and other pathogens. Although Novavax believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Novavax could be held liable for any damages that result and any such liability could exceed the resources of Novavax. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future.

      Uncertainty of Third-Party Reimbursement. In both domestic and foreign markets, the ability of Novavax to commercialize its product candidates will depend, in part, on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. There can be no assurance that Novavax-developed products will be considered cost effective. Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. There can be no assurance that adequate third-party insurance coverage will be available for Novavax to establish and maintain price levels sufficient for realization of an appropriate return on its investment in developing new therapies. Government and other third-party payors are increasingly attempting to contain medical costs by limiting both coverage and the level of reimbursement of new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government or third-party payors for uses of Novavax's products, the market acceptance of these products would be adversely affected, which could have a material adverse effect on Novavax's business, financial condition and results of operations.

      Uncertainty Related to Medical Reform Measures. There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the medical care system of the United States. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for medical goods and services may take in response to any medical reform proposals or legislation. Novavax cannot predict the effect these reforms may have on its business, and no assurance can be given that any such reforms will not have a material adverse effect on Novavax.

      Volatility of Stock Price; Possible Delisting; Absence of Dividends. The market prices for securities of biotechnology and pharmaceutical companies, including Novavax, have historically been highly volatile, and it is likely that the market price of Novavax Common Stock will continue to be highly volatile. Since its listing on the American Stock Exchange ("AMEX"), the closing price of the Novavax Common Stock on the American Stock Exchange (the "AMEX") has ranged between a low of $3.00 per share and a high of $8.13 per share. Announcements of technological innovations or new commercial products by Novavax or its competitors, regulatory developments, disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by Novavax or its competitors, public concern as to the safety of Novavax's products, and economic and other external factors unrelated to Novavax's business or operations, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of Novavax Common Stock.

      Novavax Common Stock is currently traded on the AMEX. A failure to continue to meet the AMEX's maintenance requirements may result in a delisting of the Novavax Common Stock. In particular, Novavax may have difficulty maintaining the minimum market capitalization requirements of the AMEX because such capitalization is dependent on the price at which the shares of Novavax Common Stock trade from time to time. The liquidity of delisted securities, which would probably trade in the over-the-counter markets, may be impaired, not only in the number of shares that could be bought or sold, but also through delays in the timing of transactions, reductions in security analysts' and the news media's coverage of Novavax, and lower prices than might otherwise be attained.

      Novavax has never paid cash dividends on the Novavax Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

      Dilution. As of December 31, 1997, there were outstanding stock options for an aggregate of 3,414,637 shares of Novavax Common Stock at a weighted average exercise price of $3.34 per share. In addition, as of December 31, 1997, there were outstanding warrants to purchase an aggregate of 1,300,000 shares of Novavax Common Stock at a weighted average exercise price of $6.80 per share. The Private Placement also resulted in the adjustment to the number and exercise price of shares subject to the warrants described herein, which effect cannot be determined because the adjustment is based on a market price formula dependent upon the time the Series A Preferred Stock is converted and/or the time the warrant is exercised. Investors purchasing shares of Novavax Common Stock in this offering may incur dilution to the extent that the outstanding options and warrants are exercised.

      Potential Conflicts of Interest. Dr.Hager, a director and Chairman of the Board and former Chief Executive Officer of Novavax, serves as a director and as Chairman of the Board and Chief Executive Officer of IGI. In addition, Dr. Hager's wife, Jane E. Hager, serves as a director of both Novavax and IGI. Dr. Hager and Mrs. Hager constitute two out of the nine members of the Novavax Board of Directors. The presence of individuals serving in decision-making roles in both companies may affect the ability of each company to receive the best arms' length result in transactions between the two companies as well as the ability of the officers and directors to act in the best interests of both companies.

      Novavax and IGI have entered into a variety of intercompany agreements, the terms of which were unilaterally established by IGI. In connection with the Distribution, IGI paid Novavax $5,000,000 in return for a fully paid-up ten-year license entitling it to the exclusive use of the Novavax Technologies in certain fields. IGI has the option, exercisable in the last year of the ten-year term, to extend the License Agreement for an additional ten-year period for $1,000,000. Novavax retains the right to use its Novavax Technologies for all other applications, including most human pharmaceuticals. Novavax has agreed in a Tax Matters Agreement to use its best efforts not to engage in certain actions ("Post-Distribution Acts") which could render the Distribution taxable. If the Distribution is rendered taxable as a result of a Post-Distribution Act, then
(x) the corporate level taxable gain would be recognized by the consolidated group of which IGI is the parent, (y) both IGI, as parent of that group, and Novavax as a former member of that group, would be severally liable for the corporate level tax on such gain and (z) each holder of IGI Common Stock who received shares of Novavax Common Stock in the Distribution would be treated as having received a taxable dividend. In addition, under a Transition Services Agreement, IGI provided certain administrative services to Novavax prior to June 30, 1996 and was paid $230,000 for such services rendered.

      Anti-takeover Provisions. Novavax's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), requires that any action required or permitted to be taken by stockholders of Novavax must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and will require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chief Executive Officer or, if none, the President of Novavax or the Board of Directors. The Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of Novavax entitled to vote. Novavax's By-Laws provide that, during any time in which the directors of Novavax who are affiliated with IGI shall constitute at least half of the membership of the Novavax Board of Directors, any matter requiring approval of the Novavax Board of Directors shall be subject to the approval of not less than two-thirds of the directors.

      The Board of Directors also has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock, as evidenced by the purchase and sale of the Series A Preferred Stock. Furthermore, the Certificate of Designations of the Series A Preferred Stock requires the affirmative vote of the holders of a majority (and in some instances the unanimous vote) of outstanding shares of the Series A Preferred Stock, voting separately as a class, for any amendments or modifications to the Certificate of Incorporation which would materially and adversely affect the powers, preferences and rights of the Series A Preferred Stock or create and issue senior dividend or senior liquidation stock. These provisions, and other provisions of Novavax's Certificate of Incorporation and By-Laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Novavax, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.


                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the Selling Stockholders, including (i) the name of the Selling Stockholders, (ii) the number of shares of Common Stock owned by the Selling Stockholders prior to the offering and (iii) the maximum number of shares of such Common Stock to be offered hereby. Because the Selling Stockholders may offer and sell all or a portion or none of the Common Stock offered pursuant to this Prospectus, no estimate can be given as to the amount of Common Stock that will be held by the Selling Stockholders upon termination of the offering. See "Plan of Distribution."

      The Shares being offered hereby by the Selling Stockholders may be acquired, from time to time, upon the conversion of 6,500 shares of the Series A Preferred Stock which were acquired by them from the Company in the Private Placement. This Prospectus covers the resale by the Selling Stockholders of the Shares consisting of up to approximately 2,206,350 shares, plus, in accordance with Rule 416 under the Securities Act, such presently indeterminate number of additional shares as may be issuable upon conversion of the Series A Preferred Stock by reason of stock splits, stock dividends and other similar transactions, including fluctuations in the conversion price of the Series A Preferred Stock. The offer and sale by the Company of the Series A Preferred Stock pursuant to the Subscription Agreements were made pursuant to an exemption from registration under Section 4(2) of the Securities Act. See "Recent Developments."

      The Shares covered by this Prospectus may be offered from time to time by the Selling Stockholders named below and the transferees, pledgees, donees and other successors thereof described under "Plan of Distribution":

                                  Number of Shares Beneficially   Maximum Number of
Name of Selling Stockholder       Owned Prior to Offering (1)(2)  Shares Being Offered (2)
---------------------------       ------------------------------  ------------------------
Delta Opportunity Fund, Ltd. (3)           1,272,894                    1,272,894
Olympus Securities, Ltd. (4)                 373,382                      373,382
Nelson Partners (4)                          305,495                      305,495
OTATO Limited Partnership (5)                254,579                      254,579
                                           ---------                    ---------
Total                                      2,206,350                    2,206,350

----------
(1) Pursuant to the Company's Certificate of Designation of the Series A Preferred Stock, no Selling Stockholder can convert Series A Preferred Stock to the extent such conversion would increase such Selling Stockholder's beneficial ownership of the Common Stock (other than shares so owned through ownership of the Series A Preferred Stock) to an amount in excess of 4.9%.

(2) Represents each Selling Shareholder's pro rata portion (based on their ownership of Series A Preferred Stock) of the 2,206,350 shares of Common Stock being registered hereby. The 2,206,350 shares of Common Stock represent approximately 1,508,120 shares which would be issuable to the Selling Stockholders upon conversion of all of the Series A Preferred Stock assuming a conversion price of $4.31 (which represents 94% of the Two Day Average
Trading Price during the 25 trading days prior to February 17, 1998 and is subject to fluctuations from time to time based on changes in the market price of the Common Stock) plus an additional 698,230 shares to equal the amount required to be registered by the Company pursuant to the Subscription Agreements. Does not include an indeterminate number of additional shares of Common Stock as may from time to time become issuable upon conversion of the Series A Preferred Stock by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.

(3) Diaz & Altschul Advisors, LLC, a New York limited liability company ("D&A Advisors"), serves as investment advisor to Delta Opportunity Fund, Ltd. ("Delta") and may be deemed to share beneficial ownership of the Shares beneficially owned by Delta by reason of shared power to dispose of the Shares beneficially owned by Delta. D&A Advisors disclaims beneficial ownership of the Shares beneficially owned by Delta.

(4) Citadel Limited Partnership is the managing general partner of Nelson Partners ("Nelson"), and the trading manager of Olympus Securities, Ltd. ("Olympus") and consequently has voting control and investment discretion over securities held by both Nelson and Olympus. The ownership information for Nelson does not include the Shares owned by Olympus and the ownership information for Olympus does not include the Shares owned by Nelson.

(5) An affiliate of OTATO Limited Partnership serves as a trading consultant to Delta and may be deemed to share beneficial ownership of the Shares beneficially owned by such Selling Stockholder by reason of sharing power to dispose of the Shares beneficially owned by such Selling Stockholder. Such affiliate disclaims beneficial ownership of such Shares.


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

      The Company has filed with the Commission the Registration Statement, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time by the Selling Stockholders in open market or privately negotiated transactions. Pursuant to the Subscription Agreements for the purchase and sale of the Series A Preferred Stock, the Company has agreed to keep the Registration Statement effective until the earlier of (i) the date on which no Selling Stockholder holds, or has any right to acquire, any of the shares of Common Stock offered hereby and (ii) the date which is three years from the Issuance Date. The Company intends to deregister any of the Shares not sold by the Selling Stockholders at the end of such period.

      The Company has been advised that the Selling Stockholders may sell the Shares from time to time in transactions on the AMEX, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, including block trades in which brokers or dealers will attempt to sell the Shares as agent but may position and resell the block as principal to facilitate the transaction, or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of Selling Stockholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

      To the extent required under the Securities Act, the aggregate amount of Selling Stockholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offering will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular underwriter or broker-dealer might be in excess of customary commissions). The Selling Stockholders will be responsible for all brokerage commissions and other amounts payable with respect to any sale of Shares with respect to such Selling Stockholders and any legal, accounting or other expenses incurred.

      From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some of all of the Shares owned by them, and the pledgees, secured parties or person to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. In addition, a Selling Stockholder may, from time to time, sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sales and the Shares offered hereby may be used to cover such short sales.

      From time to time, one or more of the Selling Stockholders may transfer, pledge, donate or assign such Selling Stockholders' Shares to lenders or others and each of such persons will be deemed to be a "Selling Stockholder" for purposes of this Prospectus. The number of Selling

Stockholders' Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder.

      A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the position they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Stockholder may also enter into options or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Stockholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or, upon a default, may sell or otherwise transfer the pledged Common Stock.

      In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters," as such term is defined in the Securities Act, and any commissions received by them or profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not bid for or purchase shares of Common Stock during a period which commences one business day (5 business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Stockholder.

      Pursuant to the Subscription Agreements, the Company agreed to register the Shares under the Securities Act and to indemnify and hold the Selling Stockholders harmless against certain liabilities, including certain liabilities under the Securities Act, that could arise in connection with the sale by the Selling Stockholders of the Shares. The Company has agreed to bear certain expenses (other than selling commissions) in connection with the registration and sale of the Shares being offered by the Selling Stockholders, estimated to be $34,000.


                                  LEGAL MATTERS

      Certain legal matters with respect to the shares of Common Stock offered hereby have been passed upon by White & McDermott, P.C., 65 William Street, Suite 209, Wellesley, Massachusetts 02181. David A. White, a shareholder of such firm, owns 10,000 shares of the Common Stock and is the Secretary of the Company.

                                     EXPERTS

      The consolidated balance sheets as at December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference into this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 given on the authority of that firm as experts in accounting and auditing.

                                 INDEMNIFICATION

      Article NINTH of the Company's Restated Certificate of Incorporation provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

      Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

      Article NINTH of the Company's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      The Company maintains insurance under which the insurers will reimburse the Company for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the Company. The insurance is subject to certain limitations and exclusions.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS
AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON
TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                      ------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Incorporation of Certain Documents by Reference ..........................    3
Available Information ....................................................    3
Special Note Regarding Forward-Looking Statements ........................    4
The Company ..............................................................    4
Recent Developments ......................................................    8
Risk Factors .............................................................    9
Selling Stockholders .....................................................   16
Use of Proceeds ..........................................................   18
Plan of Distribution .....................................................   18
Legal Matters ............................................................   19
Experts ..................................................................   20
Indemnification ..........................................................   20

                      ------------------------------------

                                  NOVAVAX, INC.
                        2,206,350 SHARES OF COMMON STOCK
                                   PROSPECTUS

                                     PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS - FORM S-3

Item 14.  Other Expenses of Issuance and Distribution.

      The expenses to be borne by the Company in connection with this offering are as follows:

      SEC Registration Fee......................................    $ 3,312.94

      AMEX Listing Fee..........................................     17,500.00

      Legal Services and Expenses...............................      8,500.00*

      Accounting Services and Expenses..........................      3,500.00*

      Miscellaneous expenses....................................      1,187.06*
                                                                   -----------

            Total ..............................................   $ 34,000.00*

----------
*Estimated

Item 15.  Indemnification of Directors and Officers.

      Article NINTH of the Company's Restated Certificate of Incorporation provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

      Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

      Article NINTH of the Company's Restated Certificate of Incorporation further provides that the indemnification prided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      The Company maintains insurance under which the insurers will reimburse the Company for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the Company. The insurance is subject to certain limitations and exclusions.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits.

      See Exhibit Index, incorporated herein by reference.

Item 17.  Undertakings.

      (a) The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, Maryland, on February 17, 1998.

                                    NOVAVAX, INC.



                                    By: /s/ Richard F. Maradie
                                        ------------------------------
                                        Richard F. Maradie
                                        Chief Executive Officer

                                POWER OF ATTORNEY

      We, the undersigned officers and directors of Novavax, Inc., hereby severally constitute and appoint Richard F. Maradie and David A. White, and each of them singly, our true and lawful attorneys-in-fact, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including Pre- and Post-Effective Amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   Name                             Title                          Date
   ----                             -----                          ----

/s/ Richard F. Maradie         Director and Chief Executive    February 17, 1998
    Richard F. Maradie         Officer


/s/ Brenda L. Fugagli          Vice President, Finance and     February 17, 1998
    Brenda L. Fugagli          Chief Financial Officer


/s/ Wayne A. Downing           Director                        February 17, 1998
    Wayne A. Downing



/s/ Edward B. Hager            Director                        February 17, 1998
    Edward B. Hager



/s/ Jane E. Hager              Director                        February 17, 1998
    Jane E. Hager

/s/ Mitchell J. Kelly          Director                        February 17, 1998
    Mitchell J. Kelly


/s/ J. Michael Lazarus         Director                        February 17, 1998
    J. Michael Lazarus


/s/ John O. Marsh, Jr.         Director                        February 17, 1998
    John O. Marsh, Jr.


                               Director                        February 17, 1998
    Ronald A. Schiavone


/s/ Ronald H. Walker           Director                        February 17, 1998
    Ronald H. Walker

                                  EXHIBIT INDEX

      The exhibits marked with an asterisk are filed herewith. The remainder of the exhibits have heretofore been filed with the Commission and are incorporated herein by reference.

                                                                            Page
                                                                            ----

4.1   Restated Certificate of Incorporation of the Registrant.
(Incorporated by reference to Exhibit 3.1 to the Registrant's
Registration Statement File No. 0-26770 filed September 14, 1995 on Form 10 (the "Registration Statement").)

4.2*  Certificate of Designations of Series A Custom Convertible
Preferred Stock of the Registrant filed with the Delaware Secretary of State on January 28, 1998.

4.3 Restated By-laws of Registrant. (Incorporated by reference to Exhibit 3.2 to the Registration Statement.)

4.4 Specimen stock certificate for shares of Common Stock, par value $.01 per share. (Incorporated by reference to Exhibit 4.1 to the Registration Statement.)

4.5* Form of Subscription Agreement dated January 23, 1998 between Novavax, Inc. and each of four named Selling Stockholders.

5.1*  Opinion and Consent of White & McDermott, P.C.

23.1* Consent of Coopers & Lybrand L.L.P., Independent
Accountants.

23.2* Consent of White & McDermott, P.C. (Contained in its opinion filed as Exhibit 5.1 to this Registration Statement.)

24.1* Power of Attorney. (Included in the signature pages hereto.)